ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

10 January 2002

02015716

SUPPL

02 MAR -6 AM 8:25

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 9 January 2002, Re: Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal") and

b) General Announcement dated 9 January 2002, Re: Extraordinary General Meeting.

Please contact the undersigned if you have any queries.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

3/7

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA on 09-01-2002 05:43:18 PM
Submitted by ANGKASA on 09-01-2002 05:52:47 PM
Reference No AA-020109-56530

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● ***Announcement*** ○ ***Reply to query***

* Subject :

ANGKASA MARKETING BERHAD
Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad ("AMB") refers to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001 and 28 December 2001 by AMB and/or its adviser, RHB Sakura Merchant Bankers Berhad in respect of the above matter and wishes to inform that:

1. AMBV has obtained Bank Negara Malaysia's letters dated 4 and 8 January 2002 approving the disposal of AMBV's 25,000,000 ordinary shares of RM1.00 each in ATE to LAP to be satisfied by an issuance of approximately 149.023 million ordinary shares of SGD0.25 each in LAP together with approximately 149.023 million free detachable LAP warrants; and

2. LAP is satisfied with the estimated value of the gearbox business injected by Anhui Jianghuai Group Co Ltd into Anhui Jianghuai Automotive Chassis Co Ltd amounting to Rmb14.5 million. As such, the Initial Consideration and Additional Consideration for the Proposed Disposal will not be subjected to adjustment in connection with the gearbox value as announced earlier.

AMB will inform the Exchange of any further developments in respect of the Proposed Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

Secretary

09 JAN 2002

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA/EDMS/KLSE on 09-01-2002 05:07:53 PM
Reference No AA-020109-221E8

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Thursday, 24 January 2002 at 9.30 am for the purpose of considering and, if thought fit, passing the following Ordinary Resolutions:

ORDINARY RESOLUTION 1

Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE"), approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 9 January 2002, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and not to the detriment of the minority shareholders;

(ii) disclosure is made in accordance with paragraph 4.1.5 of PN 12/2001-A of the KLSE's Listing Requirements in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held or the expiration of the period within which the next Annual General Meeting is required to be held pursuant to section 143(1) of the Companies Act, 1965 ("Act") (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Act), provided that such transactions are made on an arm's length basis and on normal commercial terms; and

ANGKASA MARKETING BERHAD (41515-D)

Secretary

09 JAN 2002

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution.

ORDINARY RESOLUTION 2

Ratification of Recurrent Transactions

That the recurrent transactions of a revenue or trading nature entered into by the Company with related parties in its ordinary course of business as follows during the period from 1 June 2001 up to 30 November 2001 be and are hereby approved and ratified:

Name of Company	Nature of Recurrent Transaction	Amount Transacted (RM)	Related Parties
Angkasa Marketing Berhad	Sale of steel bars, wire rods, scrap iron and other steel related products	56.7 million	Lion Land Berhad Group Posim Berhad Group Amalgamated Containers Berhad Group
	Purchase of steel bars, wire rods, billets and other steel related products	213.1 million	Lion Land Berhad Group
Lion Suzuki Motor Sdn. Bhd.	Sale of motor vehicles	1.5 million	Lion Corporation Berhad Group

By Order of the Board

WONG PHOOI LIN
Secretary

9 January 2002

Notes:

1. *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or the hand of an officer or attorney duly authorised.*

2. *An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.*

3. *The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.*

ANGKASA MARKETING BERHAD (41515-D)

Secretary

09 JAN 2002

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

0 9 JAN 2002